FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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GlaxoSmithKline plc

Document regarding special resolutions
passed at the Company’s Annual General Meeting
on 20 May 2009

Two copies of all the resolutions passed under special business at the Company’s AGM on 20 May 2009 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority’s Document Viewing Facility situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

S M Bicknell
Company Secretary

21 May 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 21, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc